INVEST IN YATE YERBA MATE

Social by Nature™ - Sparkling Yerba Mate for Social Occasions



YATÉ
ORIGINAL GOLDEN
SPARKLING YERBA MATE

drinkyate.com | Los Angeles, CA

Highlights

1. YATE Yerba Mate is plant-based energy made from 100% organic yerba mate
2. Founding team with 20+ years of CPG experience at/with Anheuser-Busch InBev, Kraft, Diageo
3. Distributed in 175+ stores, including all 77 BevMo and GofPuff locations in SoCal
4. One of the ONLY plant-based energy brands to work in bars and nightclubs

Featured Investors



Andrea Schiff
Syndicate Lead

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Invested $5,000

"YATE is an incredible product and its founders have a compelling vision to reshape the energy drink industry for music lovers and beyond. From the minute YATE was available to order it's been a staple in my fridge. I love the taste and clean energy boost that I get no matter when I'm drinking it. As someone who recently quit drinking alcohol, YATE is the perfect beverage to enjoy before or during a night out. I recommend YATE to everyone; my mom is a flight attendant and drinks it before work now. I can't wait to see YATE grow."

Other investors include John Hopmans (EVP, M&A at LiveNation), Alan Wong, Justin Wang

Our Team



Eric Hoang Co-founder and President

Former VP of Strategy & M&A Integration at Antelope and Former Founder & CEO of ZEYA, China's first hard seltzer, Former Director of Strategy at Herbalife Nutrition



Michael Ferrari Co-founder and Secretary

Former National Sales Director at WhatIF Foods, Former Director of Innovation and Brand Manager at Anheuser-Busch InBev



Galen Perry Co-founder and Treasurer

Former Chief of Staff at ZEYA, Former Management Consultant at Canback (The Economist Group) serving CPG companies including Anheuser-Busch InBev, Kraft, PepsiCo, and Distell

WHY YATE YERBA MATE?



YATÉ
SPARKLING YERBA MATE

YATE (pronounced ya-tay) is a sparkling yerba mate for social occasions. Our products are made with mixologist-crafted flavors, 100% organic yerba mate, and no added caffeine.

We're taking on the $50B functional beverage and $16B energy drink US markets to offer a social, better-for-you alternative to the 'crunchy granola' wellness brands found on shelves today.

YATE is your new favorite +1 for days and nights out because healthy shouldn't be boring. YATE was born in the LA music scene, and we're proudly produced locally using all natural ingredients.

WHAT IS YERBA MATE?

THE MAIN EVENT: 100% ORGANIC YERBA MATE


AN UNEXPECTEDLY HEALTHY PICK-ME-UP
THAT'LL KEEP YOU GOING ALL NIGHT LONG
EUPHORIC CLEAN CAFFEINE
100% YERBA MATE WITH THE HEALTH BENEFITS OF TEA, ENERGY OF COFFEE, AND EUPHORIA OF CHOCOLATE
NO CRASH OR JITTERS
NO ADDED CAFFEINE OR ARTIFICIAL INGREDIENTS YOU CAN'T PRONOUNCE
HEALTH PACKED BENEFITS
PACKED WITH PLANT-POWERED BENEFITS: VITAMINS, MINERALS, AND ANTIOXIDANTS
BETTER FOR YOU
LESS SUGAR AND LESS CALORIES THAN THOSE OTHER ENERGY DRINKS

Originally consumed in South America during ancient communal gatherings, yerba mate is an unexpectedly healthy pick-me-up making its way out of the Amazonian rainforests and into discos, house parties, and every social setting in between.

FROM BEVERAGE COOLERS, SOCCER PITCHES TO NIGHTCLUBS


ENTIRE COOLERS DEDICATED TO YERBS
ARGENTINA SENT 1,000 LBS TO THE WORLD CUP
ULTIMATE RAVE ACCESSORY
How a German Soda Became Hackers' Fuel of Choice
MATÉ SODA: A CLUBGOER'S SECRET WEAPON
EATER
Club-Mate: The Favorite Drink of German Hackers and Club Kids Is Here
Mate Is the Latest Craze Among Chinese Clubbers
LOOK WHO IT IS!
GUESS WHO WON THE WORLD CUP?
VODKA RED BULLS AREN'T THE VIBE

Yerba mate is a favorite among athletes like Lionel Messi and rock stars such as James Hetfield for its super-plant benefits - resulting in an energizing productivity boost with no crash. This is due to the combination of caffeine (energy), theobromine (euphoria), and theophylline (focus) naturally derived from the leaf. In Germany, yerba mate has also been a staple energy drink of choice for club goers since the 90s and this cultural niche is making its way out of Berlin and into nightlife scenes around the world.

WHY DID WE CREATE YATE?

We grind all day and want to dance all night. So once PM hits, we need something (anything!) to keep us going. But we don't like most energy options. You know, the stuff that's loaded with sugar, is made of ingredients you can't pronounce, and causes a hard crash or jitters.

WHAT ABOUT FUN SOCIAL OCCASIONS?


WELLNESS
FITNESS
ACTION SPORTS
KYLE

We scanned the aisles of supermarkets, and found fitness, sports, and crunchy-granola wellness drinks, but we realized none are the perfect companion for a night out. That's why we created YATE, a naturally delicious twist on tea that gives you a clean boost of energy so you can go get Social by Nature™.

YERBA MATE IS A $2.2B CATEGORY WITH COPYCAT BRANDS GOING AFTER THE SAME THINGS


GUAYAKI
ORGANIC
YERBA MATE
CLEAN
Yerbaé
MACHU PICCHU
GUAYAKI DOMINATES THE MARKET WITH 80%+ MARKET SHARE
GRANOLA BRANDING
YOGA, HIKING, RAINFORESTS, MOUNTAINS, THE GREAT OUTDOORS
COPYCAT PACKAGING
BRIGHT COLORS, PASTELS, COLOR GRADIANTS, OMBRES
OFF-PREMISE ONLY
NO SUCCESS IN ON-PREMISE (BARS / NIGHTCLUBS)

The yerba mate market is $2bn and growing, however brands are all targeting the same 'healthy lifestyle', outdoorsy and fitness consumers. This has led to homogeneous packaging design and current shelves are filled with bright color gradients, ombres, and buzz words that are all just variations of "healthy".

WE HAVE THE OPPORTUNITY TO DISRUPT SEVERAL HUGE MARKETS


FUNCTIONAL BEVERAGES
$50B


US MARKET SIZES
ENERGY DRINKS
8.5% CAGR
$16B
SOCIAL ENERGY™
$8B
$14B
RTD TEAS
8% CAGR
$2B
YERBA MATE
5.7% CAGR

We get to disrupt several huge markets, while concurrently creating our own, SOCIAL ENERGY. Herein lies the opportunity to build an irreverent brand, delivering on health benefits, but most importantly, connecting with customers on a personal level. This is why we have prioritized YATE's brand building in nightlife occasions where we can enhance the social environment and have fun with our customers. We love music and being with friends and we want to be healthy too, which makes YATE the perfect +1 for a boost of energy or as a tasty mixer.

YATE STANDS OUT FROM THE CROWD WITH 100% YERBA MATE AND NO ADDED CAFFEINE

Per 12oz can equivalent

	100% YERBA MATE	NO ADDED CAFFEINE	CALORIES	SUGAR	REAL CANE SUGAR	CAFFEINE
YATÉ Yerba Mate	✓	✓	60	11g	✓	80mg
Guayakí Yerba Mate	✗	✗	100	23g	✓	120mg
CLEAN	✗	✗	70	16g	✓	124mg
Yachak	✗	✗	113	26g	✓	124mg
GURU	✗	✗	25	4g	✗	142mg

YATE not only stands out from the crowd on grocery store shelves and behind the bars of your favorite venues with our bold, black packaging, but we also have competitive advantages from a nutritional perspective. Our tribe wants these benefits, and we deliver with a brand that also resonates with them personally.

OUR COMMUNITY IS WHY WE EXIST

OUR TRIBE IS SOCIAL BY NATURE™


WEEKEND WARRIORS, DJS, ROCKERS, OR ALL THE ABOVE. WHAT WE HAVE IN COMMON IS THAT WE'RE SOCIAL, LIKE TO HAVE FUN, AND WE CARE ABOUT WHAT WE'RE PUTTING IN OUR BODIES.
OH, AND ACCORDING TO MINTEL, WE'RE TWICE AS LIKELY TO CONSUME ENERGY DRINKS WHEN GOING OUT TO PARTY.

AND THEY LOVE US


★★★★★ MONSTER KILLER. STAND ALONE OR MIXER FAVORITE?
★★★★★ TRULY THE BEST. MY NEW FAVE.
★★★★★ NEW FAVORITE DRINK. PERIOD.
★★★★★ BUYER FOR LIFE
★★★★★ TASTE, ENERGY & HEALTHY

We've cultivated a network of music industry/musician partnerships to help us reach our core tribe, and these partners will be influential in expanding our awareness as our distribution grows, moving forward.

WE UPGRADED TO V2 WITH FEEDBACK FROM CUSTOMERS AND BUYERS


X SMALLER CAN SIZE (8.4OZ)
X UNCOMPETITIVE PRICE
X UNCLEAR CATEGORY
X UNCLEAR FLAVOR
X ONLY 1 SKU
YATÉ
ORIGINAL GOLDEN
SPARKLING YERBA MATE
✓ LARGER CAN SIZE (12oz)
✓ COMPETITIVE PRICE
✓ CLEAR CATEGORY
✓ CLEAR FLAVOR W/ COLORS
✓ 2 SKUs (OG & SUBLIME-GINGER)
✓ ENHANCED BRANDING
YATE V1
LAUNCHED OCT 2022
YATE V2
LAUNCHED SEP 2023

After 16 months of rigorously testing our product formulas, pack size, and designs in core bar, night club, and grocery channels, we're confident that our current product iteration will continue to accelerate YATE's growth and our recent traction bears the fruits of this process.

WE HAVE SET THE GROUNDWORK FOR FUTURE SUCCESS

3	25	150
DISTRIBUTORS	ON-PREMISE ACCOUNTS	OFF-PREMISE ACCOUNTS


200
Avg. Cans/Month
On-Premise Acct
6
Avg. Cans/Month
Off-Premise Acct

We've built significant traction in the nightlife scene where we're currently sold in 20+ key bar and nightclub accounts with top accounts averaging 200+ cans per month. Notable accounts in LA include Catch One, Aviator Nation, The Echo + EchoPlex, and Silverlake Lounge and notable accounts in Brooklyn include Public Records, SILO, and Superior Ingredients.

WE'RE BUILDING BRAND AWARENESS IN BARS AND NIGHTCUBS



In off-premise (retail channels), we've launched in all SoCal BevMo/GoPuff locations (90+ doors) and independent grocery chains such as Lassen's Natural Food and Vitamin with early sales trends hitting +6 cans per flavor per week in top stores.

WE HAVE A CLEAR, STEADY PATH TO $20M SALES AND HEALTHY GROSS MARGINS


5-YEAR REVENUE PROJECTIONS
COGS
GROSS PROFIT
$0.2M
$0.9M
$3.4M
$10.4M
$20.9M
2023-24
2025
2026
2027
2028
GP %
11%
33%
42%
44%
47%

Forward-looking projections are not guaranteed.

Our 5 year projections are based on 1) increasing points of distribution across off and on-premise accounts in LA & NYC 2) increasing sales velocity within those accounts 3) expanding geographies and onboarding new distribution partners. Margin improvements are contingent on reducing our COGS via formula optimization and improved economics of scale for our productions.

WHY ARE WE RAISING MONEY?

We are thrilled to include our community in this funding round that will allow us to expand on the strong foundation we've built.

WE ARE RAISING A $500K PRE-SEED* ROUND TO LAY THE FOUNDATION FOR SIGNIFICANT GROWTH


THIS WILL ALLOW US TO:
• GROW 1,000 REORDERING ACCOUNTS
• BUILD A CORE SALES TEAM FOCUSED ON CALIFORNIA
• LAUNCH A 3RD FLAVOR
• STREAMLINE OPERATIONS AND COGS
• ACHIEVE $1M+ REVENUE
• REACH 45%+ GROSS MARGINS
• PROVIDE 12-16 MONTHS OF RUNWAY
USE OF FUNDS THROUGH 2025:
OPERATING EXPENSES
PEOPLE
BRAND MARKETING
TRADE MARKETING
COGS

We intend to use the additional funds to expand distribution, hire a supporting sales team, launch our third flavor (very stoked on this), and work towards enhancing our margins.

OUR DISTRIBUTION ROADMAP IS CALCULATED AND METHODICAL


INCUBATE
LA & NYC
SEPT. 2023 - June 2024
✓ Build distribution base 175 doors
✓ Prove velocity metrics
✓ Expand SKU portfolio
ROLL-OUT
SOCAL & NYC
June 2024 - March 2025
➤ Expand distribution base 750 doors
➤ Expand to Orange County and San Diego
➤ Natural & Specialty Regional Authorizations
➤ +1 New Flavor
EXPAND
CALIFORNIA & NYC +
April 2025 - Dec 2025
➤ Expand distribution to 3,000 doors
➤ Expand to NorCal and broader NYC 5-boroughs
➤ Larger Natural chains
LASSENS
BevMo!
EREWHON
MOTHER'S
Bristol Farms
YUMMY.COM
LAZY ACRES natural market
Gelson's
SPROUTS
WHOLE FOODS

We're committed to going deeper and not wider, by focusing on building in SoCal while maintaining our nightlife presence in NYC. We're playing the long game and want to avoid overextending ourselves like many brands do when they launch too quickly into new markets.

YATE IS THE INTERSECTION OF OUR PROFESSIONAL CAREERS AND OUR PERSONAL PASSIONS




ERIC HOANG
RAINMAKER - SELLS THE BRAND
BY DAY: PARTNER AT PE FIRM; FOUNDED ZEYA, CHINA'S FIRST HARD SELTZER; FORMER VP AT ANTELOPE; FORMER STRATEGY DIRECTR AT HERBALIFE; UNIVERSITY OF MICHIGAN
BY NIGHT: PROFESSIONAL RAVER
MICHAEL FERRARI
MARKETEER - SELLS THE PRODUCT
BY DAY: DIRECTOR AT ROBOTICS STARTUP; FORMER SALES DIRECTOR AT WHATIF FOODS, FORMER INNOVATION LEAD AT AB-INBEV AND ZX VENTURES; UNIVERSITY OF RHODE ISLAND
BY NIGHT: HOUSE/TECHNO DJ
GALEN PERRY
OPS - KEEPS THE COMPANY RUNNING
BY DAY: MANAGER AT $400M PERSONAL CARE BRAND; FORMER STRATEGY CONSULTANT FOR AB-INBEV, PEPSICO, AND KRAFT; FOUNDED DATA ANALYTICS STARTUP; BOSTON UNIVERSITY
BY NIGHT: HEAVY METAL DRUMMER

We are a team of founders with 20+ years of combined experience at emerging and established CPG brands. On top of that, we love music, nightlife, and having a good time, and we've experienced first hand the need for a fun, social energy option when we're trying to let loose. We don't take ourselves too seriously, and neither should your energy drink.

THE ENERGY CATEGORY IS BIG MONEY AND PEOPLE ARE STARTING TO TAKE NOTICE OF YERBA MATE


ENERGY DRINK INVESTMENT ACTIVITY
IN 2022, PEPSI INVESTS $550M FOR AN 8.5% STAKE IN CELSIUS VALUING THE COMPANY AT $6.5B. ONLY TWO YEARS LATER, CELSIUS' MARKET CAP IS $20B ($CELH).
MONSTER ($MNST) IS THE BEST PERFORMING STOCK OF THE LAST THREE DECADES, UP 75,887.50% ALL TIME.
KEURIG DR. PEPPER INVESTS $863M FOR A 30% STAKE IN NUTRABOLT, OWNER OF C4, VALUING THE COMPANY AT $3B.
"YERBA MATE" GOOGLE SEARCH TRENDS OVER THE LAST 5 YEARS
YERBA MATE INVESTMENT ACTIVITY
GUAYAKI RAISES $75M IN 2023
YERBAE RAISES $4M IN 2023
DR. ANDREW HUBERMAN INVESTS IN MATEINA IN 2024

Look - we'll be the first to tell you that starting a beverage company is hard, back-breaking work, but we're dreamers, and we like to swing for the fences. If we're successful in achieving our vision, there is lots of money to be made, and we'd love to have our supporters join us in reaping those benefits!

